B. Riley Wealth Management, Inc.

(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Financial Report
December 31, 2025

This report is filed in accordance with with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-31206


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

                                            MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **B. Riley Wealth Management, Inc.** _____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 S. Main Street, Suite 1600 _____

(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Ann N. Swain	(901) 259-9435	maryswain@brileywealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP _____

(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Ste. 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)
03/24/09		3407	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mary Ann N. Swain_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __B. Riley Wealth Management, Inc._____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Mary Ann N. Swain*
_____

Title:
Chief Financial Officer
_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of B. Riley Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B. Riley Wealth Management, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of B. Riley Wealth Management, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of B. Riley Wealth Management, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B. Riley Wealth Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as B. Riley Wealth Management, Inc.'s auditor since 2023.
Chicago, Illinois
March 31, 2026

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Statement of Financial Condition

		December 31, 2025
Assets		
Cash and cash equivalents	$	12,821,852
Securities and other investments owned, at fair value		589,051
Due from clearing brokers		6,172,686
Prepaid expenses and other assets		2,654,814
Forgivable loans, net of allowance for doubtful accounts of $58,058		1,402,129
Property and equipment, net of accumulated depreciation		454,905
Goodwill		4,978,234
Operating lease right-of-use assets		4,831,331
Receivable from affiliates		1,240,010
Total Assets	**$**	**35,145,012**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,823,119
Accrued compensation		3,763,775
Payable to affiliates		225,646
Deferred revenue		443,635
Operating lease liabilities		8,602,880
Total Liabilities		16,859,055
Stockholder's Equity		
Total Stockholder's Equity		18,285,957
Total Stockholder's Equity		18,285,957
Total Liabilities and Stockholder's Equity	**$**	**35,145,012**

See Notes to Financial Statements.

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Notes to Financial Statement

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

General

B. Riley Wealth Management, Inc. (the "Company") is a fully disclosed broker-dealer of investment securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and regulated by Financial Industry Regulatory Authority ("FINRA"). The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee and has offices throughout the United States with main offices in Memphis, Chicago, Boston, and New York regions. The Company is a fully disclosed broker-dealer and substantially all transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc. ("BRWH"). BRWH is a subsidiary of BRC Group Holdings, Inc. ("BRCG").

The Company is a securities broker-dealer providing several classes of services including principal, agency, and investment advisory services.

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 and Footnote 74 Release No. 34-70073 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and custodian responsibility includes maintenance and preservation of all related books and records as are customarily retained by the clearing broker-dealer.

The requirement under Footnote 74 of the SEC Release No. 34-70073 with adopting amendments to 17 C.F.R. § 240.17a-5 are limited. The Company effectuates securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent). The Company does not carry accounts of or for customers which includes PAB accounts (as defined in Rule 15c3-3).

Clearing Arrangements

All customer accounts, other than certain mutual funds and annuities, are carried with National Financial Services, LLC ("NFS") and Axos COR Clearing ("AXOS") as of December 31, 2025. The Company completed a clearing firm conversion of customer accounts held at Wells Fargo Clearing Services, LLC ("WFC") to NFS in October 2025. The Company's commissions are collected by the Company's clearing firms. The clearing firms remit commissions, net of clearing charges, to the Company at least monthly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition.

(a) Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis, as if transactions had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the due from clearing brokers on the statement of financial condition. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses record trade date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Receivables Due From Clearing Organizations

Receivables relating to trade transactions pending settlement are netted in due from clearing brokers in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with WFC and NFS. Depending on daily cash requirements or securities held in inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

(c) Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(e) Intangible Assets and Goodwill

Intangible assets determined to have finite lives are amortized based upon the estimated economic benefits received. Intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value has decreased below the carrying value. An impairment loss is recognized if the carrying value of the intangible asset is unrecoverable and exceeds fair value. The carrying value of the intangible asset is considered unrecoverable if it exceeds the sum of the undiscounted cash flows expected to result from use of the asset. There was no impairment loss determined for the year ended December 31, 2025.

The Company acquired goodwill in the NSC retail brokerage asset acquisition. The Company evaluates its goodwill balance to determine if any impairment exists. The Company calculated the estimated fair value of its reporting unit and compared it to the carrying amount of its reporting unit. An impairment loss is recognized if the carrying value of goodwill asset exceeds fair value. The Company's evaluation indicated no impairment of goodwill for the year ended December 31, 2025.

(f) Income Taxes

The Company is included in the consolidated federal income tax return of BRWH. Federal income taxes are calculated as if the Company filed on a separate return basis and the current tax or benefit calculated is either remitted to or received from BRWH. The provision for income tax expense is calculated based on the estimated federal and state effective income tax rates and payable to the parent company on an annual basis; however, the Company will benefit only from net operating losses in the event the parent company is able to utilize the net operating losses in the consolidated tax return of the parent company.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carryforwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income Taxes (continued)

FASB guidance requires the evaluation of income tax positions taken or expected to be taken while preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2025, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state, and local tax examination by tax authorities for years prior to fiscal year 2022.

(g) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to calculate estimates and make assumptions that affect the reported assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Estimates are used when accounting for certain items such as valuation of securities, allowance for credit losses, the fair value of loans receivable, and intangible assets and goodwill. Estimates are based on historical experience, where applicable, and assumptions that management believes are reasonable under circumstances. Due to inherent uncertainty involved with estimates, actual results could differ from those estimates.

(h) Investment Advisory Fees

Investment advisory fees are billed and received quarterly but recognized as earned on a pro-rata basis over the contract term.

(i) Rebate Income

Rebates received from the Company's clearing firm related to customer cash balances held at the clearing firm are recorded when earned.

(j) Current Expected Credit Losses

The Company recognizes in earnings an allowance for losses that reflects management's estimate of credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and are generally recognized earlier than under current standards.

(k) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions businesses. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and the CODM manages the business activities using information of the Company as a whole. Therefore, the Company is considered a single reportable segment. The operating revenue and expenses for the entire segment are reflected in the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Variable Interest Entities

The Company has entered into agreements acting as a placement agent for the offering of membership interests in numerous investment funds (the "Funds") that are considered variable interest entities under the accounting guidance.The Company earns fees from the Funds in the form of placement agent fees. For placement agent fees, the Company receives a cash fee of generally 7% to 10% of the amount of capital raised for the Funds and the fee is recognized at the time the placement services occurred. As the fee arrangements under such agreements are arm's length and contain customary terms and conditions and represent compensation that is considered fair value for the services provided, the fee arrangements are not considered variable interests and accordingly, the Company does not consolidate such VIEs.

NOTE 3 - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2025 consist of the following:

Clearing Deposit, WFC	$ 252,531
Clearing Deposit, NFS	400,000
Clearing Deposit, Axos COR	75,747
Receivable from clearing organizations	5,444,408
	$ 6,172,686

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable and may serve to satisfy regulatory capital or margin requirements.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined by applying models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner the same as U.S. Government securities and are categorized in Level 2 of the hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other securities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations if available or at the principal balance provided the maturity is less than one year and are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

Warrants - Warrants are carried at fair value as determined by using the Black-Scholes option pricing model. This model takes into account the underlying securities current market values, the underlying securities market volatility, the terms of the warrants, exercise prices, and risk-free return rate. The market value of the underlying securities' market value is discounted based on the value of a protective put. Depending on market activity, warrants are categorized as Level 2 or Level 3 of the fair value hierarchy.

Money Market Funds – Money market funds are commonly considered cash equivalents when all of the following attributes are present. A fund's policies include a provision that requires the weighted average maturity of the fund's securities holdings not to exceed 90 days. The investor has the ability to redeem the fund's shares daily in accordance with its cash management policy. The fund's investment attributes are consistent with the investment attributes of an SEC-registered money market fund. Money market funds are categorized as Level 1 of the fair value hierarchy.

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

The following table summarizes the levels assigned, as of December 31, 2025, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities and other investments owned, fair value				
U.S. Government Agency Securities	$ -	$ 1,151	$ -	$ 1,151
Equity Securities	24,118	-	-	24,118
Municipal Securities	90,850	-	-	90,850
Corporate Bonds	-	122,082	-	122,082
Warrants	-	-	350,850	350,850
	$ 114,968	$ 123,233	$ 350,850	$ 589,051

The following reconciliation table summarizes the beginning and ending balances of Level 3 assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2025:

	Beginning Balance	Purchases and Sales	Unrealized Gains (Losses)	Ending Balance
Level 3				
Securities and other investments owned, fair value				
Warrants	$ 729,665	$ -	$ (378,815)	$ 350,850
	$ 729,665	$ -	$ (378,815)	$ 350,850

The Company determines the assigned investment levels at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy for the recognition of transfers between fair value hierarchy levels. There were no significant transfers among Levels 1, 2, and 3 during the period.

NOTE 5 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. That guidance requires public entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized in the period fees are earned and securities transactions are recorded on a trade date basis.

Commissions is a classification of revenue that include trades where the Company enters arrangements with fund companies to distribute shares to investors. The Company may receive sales-based commissions paid by the fund up front which are recognized on the trade date when the Company's performance obligation to sell securities to investors is fulfilled. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. The Company also receives trailing commission revenue, also known as 12b-l fees, for servicing performance obligations relating to the funds which are fulfilled over time. Trailing commission revenue is recognized over the period during which services are performed. Trailing commission revenue is variable consideration based on an annual percentage rate of the average daily net assets of clients' investment holdings in trail-eligible assets. The rates may differ depending on fund and share class. Any fixed amounts and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur. For variable amounts, commissions earned are dependent on the value of shares as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Consideration is constrained until the market value is determinable, which is usually monthly or quarterly. For fixed and variable annuity and life insurance sales, commissions are recognized when earned and related expenses are recorded when incurred. Commissions earned and commissions paid to registered representatives on these products are based on schedules that differ by insurance company.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization at December 31, 2025 consisted of the following:

Furniture and Fixtures	$	789,527
Office Equipment		150,047
Computer Hardware		865,717
Network Equipment		30,643
Software Purchased		537,724
Leasehold Improvements		899,493
		3,273,151
Less accumulated depreciation		(2,818,246)
	$	454,905

NOTE 7 - PROFIT-SHARING PLAN

The Company has a 401(k)-profit-sharing plan administrated by B. Riley Financial, Inc. for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 25 percent of employees' contributions up to 6 percent of employees' eligible compensation. Employees become fully vested in employer contributions.

NOTE 8 - FORGIVABLE LOANS

The Company entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive advanced amounts over the respective employment periods which range from 30 to 96 months. Advances are expensed ratably over the term of the agreements. The Company transferred $1,852,502 included in forgivable loan balances to B. Riley Wealth Advisors, Inc. ("BRWA") for advisory activities of employees as provided in shared services agreement.

NOTE 9 - RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BRWH. Through the common ownership of BRWH, the Company has six sister companies: B. Riley Wealth Advisors, Inc, ("BRWA"), B. Riley Wealth Insurance, Inc. ("BRWI"), B. Riley Wealth Tax Services, Inc. ("BRWT"), B. Riley Wealth Portfolio Advisors, LLC ("BRWPA"), B. Riley Wealth Private Shares, LLC ("BRWPS"), and National Securities Corporation ("NSC"). BRWH is a wholly owned subsidiary of BRC Group Holdings, Inc. ("BRCG"). Through BRCG, the Company has related-party relationships with B. Riley Corporate Services, Inc. ("BCS"), B. Riley Principal Investments ("BRPI"), Focal Point Securities, LLC ("FPS"), Glass Ratner ("GRA"), B. Riley Principal Capital II LLC ("BPCT"), B. Riley Capital Management ("BRCM"), and B. Riley Securities, Inc. ("BRS").

Periodically the Company engages in transactions with related parties. Transactions with BRWH include allocation of overhead expenses, payment of expenses on behalf of BRWH, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

NOTE 9 - RELATED-PARTY TRANSACTIONS (continued)

Freedom VCM Holdings, LLC (fka Franchise Group, Inc.) ("Freedom VCM") - Freedom VCM became a related party to the Company when Bryant Riley, the Co-CEO and Chairman of BRC Group Holdings, Inc was given a Board seat. As of December 31, 2025, Freedom VCM had declared bankruptcy. The Company received commissions while acting as the placement agent for the offering of membership interests in variable interest entities, B. Riley Private Shares 2023-2 QP and B. Riley Private Shares 2023-2 QC.

The Company recorded the following related party receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of December 31, 2025:

Receivable from affiliates		
BCS	$	393,675
BRS		146,599
BRWA		588,606
BRWT		11,170
BRWH		99,960
Receivable from affiliates	$	1,240,010
Payable to affiliates		
BRCG		117,167
NSC		108,479
Payable to affiliates	$	225,646

NOTE 10 - LEASING ARRANGEMENTS

The Company's operating lease assets primarily represent the lease of office space where the Company conducts its operations with the weighted average lease term of 6.7 years. The operating leases have lease terms ranging from one month to twelve years. The weighted average discount rate used to calculate the present value of lease payments was 7% on December 31, 2025.

As of December 31, 2025, maturities of operating lease liabilities were as follows:

2026	$ 2,889,777
2027	2,242,309
2028	2,114,529
2029	2,027,180
2030	887,618
Thereafter	51,027
Total lease payments	$ 10,212,440
Less: imputed interest	(1,609,560)
Total operating lease liability	$ 8,602,880

As of December 31, 2025, the Company did not have any significant leases executed that had not yet commenced.

NOTE 11 - GOODWILL

Goodwill assets as of December 31, 2025, consisted of the following:

	Cost	Accumulated Amortization	Net Carrying Value
Goodwill	4,978,234	-	4,978,234
	$ 4,978,234	$ -	$ 4,978,234

During the year ending December 31, 2025, the Company recorded an impairment loss that was related to the sale of a business disclosed in footnote 15.

NOTE 12 - INCOME TAXES

The tax effects of temporary differences that give rise to significant positions of deferred tax assets on December 31, 2025 are defined as follows:

Deferred Tax Assets	
Net Operating Loss Carryforwards	$ 2,733,664
Deferred Revenue	-
Property and Equipment, net	(26,517)
Intangible Assets, net	164,222
Lease Liability	2,385,579
Other Accrued	569,262
	5,826,210
Deferred Tax Liabilities	
Property and Equipment, net	-
Right of Use Asset	(1,339,728)
Intangible Assets, net	-
Other	(334,294)
	(1,674,022)
Valuation Allowance	(4,152,188)
Net Deferred Tax Asset	$ -

   The Company is treated as a disregarded entity for federal and certain state income tax purposes and BRC Group Holdings, Inc. (BRCG) includes the taxable income (loss) of the Company on its tax return. As of December 31, 2025, the Company had fully reserved the amount of the deferred tax asset. Future transactions and taxable events could impact the deferred tax asset / deferred tax liability and corresponding valuation allowance.

   This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income (loss) as part of the consolidated group that will be included in the federal and state income tax returns of BRCG. The Company is not currently under audit related to its federal income tax returns. As of December 31, 2025, tax years subsequent to December 31, 2021 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2025, the Company had no liability for uncertain tax positions.

   As of December 31, 2025, the Company had federal and state net operating loss carryforwards of approximately $9.8 million and $9.4 million, respectively. The federal and state net operating losses expire beginning June 30, 2031 and June 30, 2026, respectively.

   Prior to the July 3, 2017 acquisition of the Company by BRCG, management determined that it was more likely than not that the net operating loss carryforwards would expire unused and a valuation allowance equal to 100% of the deferred tax asset was recorded. Subsequent to the acquisition of the Company by BRCG, a portion of the valuation allowance was released as part of the purchase accounting entries. BRCG recorded the purchase accounting entries and did not make an election under ASC 805 to push down the accounting to the Company. Consistent with the release of the valuation allowance by BRCG, the Company did not record a valuation allowance for the loss carryforwards generated after the acquisition but reduces the pre-acquisition net operating loss and valuation allowance as they are utilized in BRCG's consolidated tax returns.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is subject to certain legal and regulatory matters that arise in the ordinary course of business. In particular, the Company is named in and subject to various proceedings and claims including lawsuits, arbitration claims, and regulatory matters. The Company does not believe that the results of these claims are likely to have a material effect on its financial position or results of operations. Maximum exposure based on damages alleged is $9,071,000 but not accrued because actual damages have not been reasonably estimated. Liabilities for potential losses are established where management believes that it is probable that a liability was incurred and an amount of loss can be reasonably estimated. In making these decisions, management performs due diligence in a comprehensive review for knowledge about situations, consultations with legal counsel, and historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred, or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and adjusted to reflect management's estimates on impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter.

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and or fines. These matters are rigorously defended as they arise. As of December 31, 2025, the Company is currently undergoing its annual cycle exam by FINRA, its designated self-regulatory organization. No estimate can be made at December 31, 2025.

In accordance with applicable accounting standards, the Company has accrued liabilities for contingent litigation and arbitration regulatory matters when present loss contingencies are both probable and can be reasonably estimated. The Company accrued approximately $291,300 for legal matters and included in accounts payable and other accrued expenses in the statement of financial condition.

On July 11, 2025, the Company, and affiliated entities, received a demand letter from certain parties that invested in a special purpose entity (the "SPV") that in turn invested in the going private transaction (the "Transaction") in August 2023 of Franchise Group, Inc. An arbitration demand (the "Demand") was filed by such parties with the American Arbitration Association on October 10, 2025 against the Company and related entities (the "BR Defendants"). The Demand alleges that the BR Defendants (i) failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities laws, (ii) committed fraud and/or civil conspiracy, and (iii) breached fiduciary duties and aided and abetted the breach of fiduciary duties. Such investors seek rescission of the aggregate investment plus interest thereon and related fees and expenses. The Company believes such claims are meritless and intends to defend such action. As of December 31, 2025, legal counsel has not provided an opinion as the demand is in the preliminary stages.

NOTE 14 - OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by many factors including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company will be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains fluctuating cash balances in proprietary accounts at the Company's clearing firms identified in Clearing Arrangements. Cash and cash equivalents held in proprietary accounts may be reported in due from clearing brokers. The Company had cash and cash equivalents at WFC $1,962,505 and NFS $4,141,405 included in due from clearing broker on statement of financial condition for the year ended December 31, 2025. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents, or due from clearing broker.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 15 - SALE OF BUSINESS UNIT

The Company completed the sale of a portion of the Company's traditional (W-2) Wealth Management business to Stifel Financial Corp. ("Stifel") on April 4, 2025. The transaction was based on the number of advisors that joined Stifel which included up to 12% of the wealth management advisors and support staff, along with the associated customer accounts. The brokerage and advisory accounts managed by these advisors represented $4.1 billion or 24% of total assets under management as of March 31, 2025. The Company's assets and liabilities associated with the transaction have been adjusted according to terms of purchase agreement and included balances described in the table.

Assets & Liabilities Associated with Transaction

Forgivable Loans	$ 1,855,423
Goodwill	454,322
ROU Leases, net of lease liabilities	10,145
Fixed Assets, net of accumulated depreciation	67,290
Security Deposits	29,792
Total assets (net liabilities) associated with transaction	$ 2,416,972

NOTE 16 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. On December 31, 2025, the Company had net capital of $7,520,727 which was $6,185,545 in excess of required net capital of $1,335,182. For aggregate indebtedness calculation only, the Company is required to include $8,000,000 in unrecorded contingent clearing firm termination fees. The Company's net capital percentage of aggregated indebtedness to net capital was 266.30.

NOTE 17 - SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 31, 2026 the date the financial statements were available to be issued. No significant events have occurred.